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Elisa Vicuña (She/Her) · 3rd

Forensic Services Manager at KPMG

St Paul, Minnesota, United States ·

Contact info

500+ connections

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 **KPMG US**

 **University of Minnesota-Twin Cities**

Experience



KPMG US
6 yrs

Manager Advisory Services
Full-time
Oct 2017 – Present · 3 yrs 11 mos

Senior Associate
Full-time
Sep 2015 – Sep 2017 · 2 yrs 1 mo



Co-Founder
Minnesota Women's Soccer
Jun 2020 – Present · 1 yr 3 mos



Advisory Manager

KPMG México

Jan 2020 – Jul 2020 · 7 mos

Mexico City Area, Mexico



Senior Internal Auditor

Pentair

Apr 2014 – Aug 2015 · 1 yr 5 mos

•Developed an operational audit program for a traditionally financial audit based team
•Work with management to determine audit plan for 2015
•Responsible for entire audit process from planning …see more

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U.S. Bank

3 yrs 10 mos

Senior Auditor

Aug 2013 – Apr 2014 · 9 mos

•Work with Chief Audit Executive to improve communication within department
•Responsible for entire audit process from planning to reporting for the following areas: Lending, Consum …see more

Staff Auditor

Jul 2011 – Aug 2013 · 2 yrs 2 mos

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Education



University of Minnesota-Twin Cities

Bachelor's Degree, International Economics

2004 – 2008



University of Phoenix

Master of Business Administration, Accounting

2009 – 2012

Corporate Finance, Managerial Accounting, Risk
Management, Forensic Accounting, Auditing



George Mason University

Certificate, Six Sigma Black Belt

2016 – 2017

Licenses & certifications

Six Sigma Black Belt

George Mason University - School of Business
Issued Aug 2017 · No Expiration Date

Volunteer experience

President

ALPFA, Inc - Association of Latino Professionals For America
Jan 2017 – Present • 4 yrs 8 mos
Education

AEON Connect Leadership Team

Aeon
Nov 2011 – Feb 2017 • 5 yrs 4 mos
Poverty Alleviation

Volunteer Yoga Instructor

Hennepin Healthcare
Mar 2013 – Apr 2018 • 5 yrs 2 mos
Health

Bilingual yoga instructor for a program to teach young
children and their families about the importance of health and
fitness.

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